2200 Ross Avenue, Suite 2800 • Dallas, Texas 75201-2784

fbrumbaugh@fulbright.com • Direct: 214 855 7177 • Main: 214 855 8000 • Facsimile: 214 855 8200

September 6, 2012

VIA EDGAR

Dieter King

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-0404

Re:	Conn’s, Inc.

Conn Appliances, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed July 3, 2012

File No. 333-180789

Dear Mr. King:

This letter sets forth the responses of Conn’s, Inc. (“Conn’s”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 16, 2012 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-180789) filed on July 3, 2012 (the “Registration Statement”).

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by Conn’s responses thereto. Contemporaneously with the filing of this letter, Conn’s is filing Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). As Conn Appliances, Inc. is no longer a co-issuer of the securities being registered under Amendment No. 2 to the Registration Statement, this response letter is being submitted solely on behalf of Conn’s.

General

1.

We note your response to comment 2 in our letter dated May 15, 2012 and the related revisions in your filing that “[a]ny convertible debt securities that may be offered shall be issued solely by Conn’s…” We further note your disclosure throughout your filing, such as in footnote 4 to the fee table, that

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS

MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Securities and Exchange Commission

September 6, 2012

the “subsidiaries of Conn’s, Inc. that are named as co-registrants, or any of them, may fully and unconditionally guaranty any series of debt securities of Conn’s, Inc…” It does not appear that your subsidiary guarantors for the convertible debt issued by Conn’s Inc. are eligible to conduct this offering on Form S-3. Please see Instruction I.C.4 of Form S-3. Please revise your filing accordingly.

Response: As discussed, Conn’s no longer intends to register subsidiary guarantees of the debt securities in the Registration Statement. Any debt securities issued under the Registration Statement will be issued solely by Conn’s and will not be guaranteed by any of Conn’s’ subsidiaries. Conn’s has revised the Registration Statement accordingly.

2.	We note your response to comment 3 in our letter dated May 15, 2012. Please note that at the time of effectiveness your registration statement must comply with the financial statement requirements for subsidiary co-issuers and subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please revise your filing accordingly.

Response: As discussed, Conn’s no longer intends to register subsidiary guarantees of the debt securities in the Registration Statement. Any debt securities issued under the Registration Statement will be issued solely by Conn’s and will not be guaranteed by any of Conn’s’ subsidiaries. Conn’s has revised the Registration Statement accordingly.

3.	We note your response to comment 4 in our letter dated May 15, 2012 and the related revisions in your filing. While your revised disclosure describes the mechanics of exercising your legal or covenant defeasance option, it does not appear to describe all of applicable release provisions. In this regard, we note Sections 9.02 of Exhibits 4.2 and 4.3. Please revise to describe all applicable release provisions. In your revised disclosure, please clarify whether Sections 9.02 of Exhibits 4.1 and 4.2 applies to any guarantee you may provide on debt securities issued by Conn Appliances.

Response: As discussed, Conn’s no longer intends to register subsidiary guarantees of the debt securities in the Registration Statement. Any debt securities issued under the Registration Statement will be issued solely by Conn’s and will not be guaranteed by any of Conn’s’ subsidiaries. Conn’s has revised the Registration Statement accordingly.

4.	We note your response to comment 4 in our letter dated May 15, 2012 and the related revisions in your filing. Based on your responses to comment 3 in our letter dated May 15, 2012, it appears you intend to rely on an exception to Rule 3-10 of Regulation S-X. Consequently, please provide us with your analysis as to the impact of any release provisions on the full and unconditional nature of the guarantees.

Securities and Exchange Commission

September 6, 2012

Response: As discussed, Conn’s no longer intends to register subsidiary guarantees of the debt securities in the Registration Statement. Any debt securities issued under the Registration Statement will be issued solely by Conn’s and will not be guaranteed by any of Conn’s’ subsidiaries. Conn’s has revised the Registration Statement accordingly.

Selling Stockholders, page 8

5.	We note your response to comment 7 in our letter dated May 15, 2012. Please clarify whether or not you have selling stockholder information required by Item 507 of Regulation S-K. To the extent it is available, please provide Item 507 disclosure.

Response: In response to the Staff’s comment, Conn’s respectfully notes that it does not currently have the selling stockholder information required by Item 507 of Regulation S-K.

6.	We note your response to comment 7 in our letter dated May 15, 2012 and the related revisions in your filing. Please enhance your disclosure of the private transactions in which the selling security holders received their shares by clarifying whether any of the selling security holders are affiliates.

Response: In response to the Staff’s comment, Conn’s has enhanced the disclosure of the private transactions in which the selling security holders received their shares of common stock by clarifying that some of the security holders are currently affiliates of the Company. Please refer to Amendment No. 2 under the heading “Selling Stockholders” for such disclosure.

Exhibit 5.1

8.	We note your response to comment 15 in our letter dated May 15, 2012. We further note the last sentence of the opinion of McGlinchey Stafford PLLC which states “we are of the opinion that this is an opinion covered by Rule 436(f) of the Act.” To the extent primary counsel intends to rely on the guidance provided by Section II.B.1.e of Staff Legal Bulletin No. 19 and consistent with your revisions to the Legal Matters section of your filing, please have McGlinchey Stafford PLLC revise its opinion to provide a consent consistent with Rule 436(a). Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Response: As discussed, Conn’s no longer intends to register subsidiary guarantees of the debt securities in the Registration Statement. Any debt securities issued under the Registration Statement will be issued solely by Conn’s and will not be guaranteed by any of Conn’s’ subsidiaries. As a result, the legal opinion of McGlinchey Stafford PLLC is no longer necessary and Conn’s has revised the Registration Statement accordingly.

******

Securities and Exchange Commission

September 6, 2012

Should any member of the Staff have any questions or additional comments regarding Conn’s’ responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Very truly yours,

/s/ D. Forrest Brumbaugh

D. Forrest Brumbaugh

DFB/pl

cc:	Mara Ransom, Assistant Director

Angie Kim

Theodore M. Wright, Conn’s, Inc.

Sydney K. Boone, Conn’s, Inc.